FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                Executive Vice President
                                                General Manager of
                                                 Personnel Division

June 28, 2004


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


(TRANSLATION)

                                                                   June 25, 2004

                              NOTICE OF RESOLUTION
              AT THE 104TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

Ricoh Company, Ltd. hereby informs you of the reports submitted and resolutions reached at its 104th ordinary general meeting of shareholders.

                                          Yours faithfully,
                                          Masamitsu Sakurai, President
                                          Ricoh Company, Ltd.
                                          3-6 Nakamagome 1-chome, Ohta-ku, Tokyo


REPORTED ITEMS
Management reported on the Balance Sheets as of March 31, 2004, the Statements of Income and the Business Report for the fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004).


RESOLVED ITEMS
   Agenda 1:    Approval of the proposed appropriation of retained earnings for the fiscal year (ended March 31, 2004) - Approved as proposed.

   Agenda 2:    Partial amendment to the Articles of Incorporation - Approved as proposed. The details of amendment are as follows.

                                     (Underlined portions indicate the changes.)
  ------------------------------------------------------------------------------
     Previous Articles of Incorporation         New Articles of Incorporation
  ------------------------------------------------------------------------------

              Chapter 2 Shares                         Chapter 2 Shares

                                               (Purchase of Treasury Stocks)
                                               -----------------------------
   (Newly established)                         Article 6 The Company may
                                               -------------------------
                                               purchase the shares of its own
                                               ------------------------------
                                               stocks by a resolution of the
                                               -----------------------------
                                               Board of Directors pursuant to
                                               ------------------------------
                                               Paragraphs 1, Item 2 of Article
                                               -------------------------------
                                               211-3 of the Commercial Code.
                                               -----------------------------

   Article 6 through 33                        Article 7 through 34
           -         --                                -         --
   (Provisions omitted)                        (Unchanged)

  ------------------------------------------------------------------------------

   Agenda 3:    Election of fourteen (14) directors - Approved as proposed, with the reappointment of Masamitsu Sakurai, Tatsuo Hirakawa, Koichi
                Endo, Masayuki Matsumoto, Katsumi Yoshida, Makoto Hashimoto,
                Kiyoshi Sakai, Shiro Kondoh, Kazuo Togashi, Kazunori Azuma and
                Nobuo Mii, as well as the new appointment of Takashi Nakamura, Yuji Inoue and Zenji Miura.

   Agenda 4:    Election of three (3) corporate auditors - Approved as proposed, with the reappointment of Hisaaki Koga and Takehiko Wada, as well as the new appointment of Koji Tomizawa.

   Agenda 5:    Granting of retirement allowances to retiring directors -
                Approved as proposed, with the resolution to disburse retirement allowances in appropriate amounts within the set limits according to the standards prescribed by the Company and the past practice, to the retiring directors, Masami Takeiri, Naoto
                Shibata, Hiroshi Hamada, Haruo Kamimoto and Josei Itoh, in recognition of their services. The details such as amount, timing and manner of payment is to be decided by the Board of Directors.

* This notice has been translated from the original notice in Japanese. In the event of any discrepancy, the original notice in Japanese shall prevail.

                                    APPENDIX

- ELECTION OF REPRESENTATIVE AND MANAGING DIRECTORS
By resolution of the Board of Directors held after the conclusion of the general meeting of shareholders, the representative and managing directors were elected and commenced their tenures.
The Company's directors as of June 25, 2004 are as follows:

       President and Representative Director:          Masamitsu Sakurai
       Deputy President and Representative Director:   Tatsuo Hirakawa
       Executive Managing Director:                    Koichi Endo
       Executive Managing Director:                    Masayuki Matsumoto
       Executive Managing Director:                    Katsumi Yoshida
       Managing Director:                              Makoto Hashimoto
       Managing Director:                              Kiyoshi Sakai
       Managing Director:                              Takashi Nakamura
       Managing Director:                              Shiro Kondoh
       Managing Director:                              Kazuo Togashi
       Managing Director:                              Kazunori Azuma
       Managing Director:                              Yuji Inoue
       Managing Director:                              Zenji Miura
       Outside Director:                               Nobuo Mii

- ELECTION OF STANDING CORPORATE AUDITORS
By mutual election of the Corporate Auditors after the conclusion of the general meeting of shareholders, the standing corporate auditors were elected and commenced their tenures.
The Company's corporate auditors as of June 25, 2004 are as follows:
       Standing Corporate Auditor:                     Hisaaki Koga
       Standing Corporate Auditor:                     Hideyuki Takamatsu
       Standing Corporate Auditor:                     Koji Tomizawa
       Corporate Auditor:                              Kenji Matsuishi
       Corporate Auditor:                              Takehiko Wada

Note: Corporate Auditors Kenji Matsuishi and Takehiko Wada are outside corporate auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.


PAYMENT OF DIVIDENDS
It was resolved at the meeting to pay a dividend of Yen 10 per share (Yen 18 for the full fiscal year). Please review the enclosed postal remittance notification form to receive the dividend payment. If you specify a bank transfer, we will send you a dividend account statement and a remittance form.